

PRESS RELEASE

Crescent Point Announces Sale of its North Dakota Assets

August 24, 2023 Calgary, AB

Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) is pleased to announce that it has entered into an agreement (the "Agreement") with a private operator to sell its North Dakota assets (the "Assets") for US$500 million (approximately $675 million) in cash (the "Transaction").

"Over the last few years, we have taken several strategic steps to optimize our portfolio," said Craig Bryksa, President and CEO of Crescent Point. "This transaction allows us to realize future value for an area with limited scalability while immediately enhancing our financial position and increasing our focus on our core operating areas."

NORTH DAKOTA DISPOSITION

Crescent Point has agreed to sell its North Dakota assets to a private operator for US$500 million (approximately $675 million) in cash. This Transaction allows Crescent Point to bring forward the expected future value of the Assets, as the proceeds equate to over five years of the cumulative excess cash flow that was expected from these Assets within the Company's long-term development plan at current commodity prices.

In the second quarter of 2023, these Assets had gross production of approximately 23,500 boe/d (89% oil and liquids) with annualized net operating income of approximately $375 million at a WTI price of approximately US$75/bbl. Given the limited drilling inventory associated with these Assets, production in North Dakota was expected to decrease to 18,000 boe/d by 2027 and decline further in future years.

Crescent Point is accelerating its debt repayment with proceeds from this Transaction. The Company's pro-forma net debt is expected to total less than $2.2 billion, or less than 1.0 times adjusted funds flow, at year-end 2023 at current commodity prices, down from $3.0 billion at the end of second quarter.

Since 2018, the Company has acquired $3.0 billion of high-quality assets in the Kaybob Duvernay and Alberta Montney that were primarily funded through approximately $2.7 billion of non-core dispositions. These transactions have enhanced Crescent Point's long-term per share metrics and are consistent with its strategy of focusing on high-return assets with significant inventory depth.

2023 GUIDANCE AND OUTLOOK

Crescent Point is lowering its 2023 annual average production guidance to a range of 156,000 to 161,000 boe/d, which represents a reduction of approximately 4,500 boe/d in comparison to the mid-point of its prior guidance range. The Company's revised annual forecast includes the production impact associated with the Transaction, net of approximately 1,000 boe/d of production outperformance from its remaining assets throughout the year.

Crescent Point is also decreasing its development capital expenditures guidance for 2023 by approximately $100 million, to a range of $1.05 to $1.15 billion. This reflects the Company's ongoing discipline and the removal of capital that was expected to be spent on the North Dakota assets following closing of the Transaction.

Crescent Point plans to release its preliminary 2024 budget along with an updated five-year plan this fall.

TRANSACTION DETAILS

The Transaction is anticipated to close in fourth quarter 2023, subject to the receipt of regulatory approvals and the satisfaction of customary closing conditions.

TPH&Co., the energy business of Perella Weinberg Partners, and TD Securities Inc. are acting as financial advisors to Crescent Point on the Transaction. BMO Capital Markets and RBC Capital Markets acted as strategic advisors.

All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures including: net debt, adjusted funds flow and net debt to adjusted funds flow. Refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release.

2023 GUIDANCE

	Prior	Revised
Total Annual Average Production (boe/d) (1)	160,000 - 166,000	156,000 - 161,000

Capital Expenditures		
Development capital expenditures ($ millions)	$1,150 - $1,250	$1,050 - $1,150
Capitalized administration ($ millions)	$40	$40
Total ($ millions) (2)	$1,190 - $1,290	$1,090 - $1,190

Other Information for 2023 Guidance		
Reclamation activities ($ millions) (3)	$40	$40
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$13.75 - $14.75	$13.75 - $14.75
Royalties	13.25% - 13.75%	12.25% - 12.75%

1) The revised total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas
2) Land expenditures and net property acquisitions and dispositions are not included. Revised development capital expenditures is allocated as follows: approximately 90% drilling & development and 10% facilities & seismic
3) Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend	
Current quarterly base dividend per share	$0.10
Total Return of Capital (1)	
% of excess cash flow	~60%

1) Total return of capital is based on a framework that targets to return to shareholders the base dividend plus up to 50% of discretionary excess cash flow

Specified Financial Measures

Throughout this press release, the Company uses the term "net debt", "adjusted funds flow" and "net debt to adjusted funds flow". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the quarter ended June 30, 2023, which section is incorporated herein by reference, and available on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

The most directly comparable financial measure for net debt disclosed in the Company's financial statements is long-term debt, which for the three months ended June 30, 2023, was $2.98 billion. The most directly comparable financial measure for adjusted funds flow disclosed in the Company's financial statements is cash flow from operating activities, which, for the three months ended June 30, 2023, was $462.1 million.

Forecasted net debt, adjusted funds flow and net debt to adjusted funds flow are forward-looking non-GAAP measures and are calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the quarter ended June 30, 2023.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following; portfolio strategy; expectations of the Assets and benefits of disposing of the Assets; expected cumulative excess cash flow from the Assets; expected 2027 and later production from the Assets; direction of Transaction proceeds; pro-forma net debt and net debt to adjusted funds flow at year-end 2023; timing for release of preliminary 2024 budget and updated five-year plan; improved financial position achieved through the Transaction; timing and amount of quarterly base dividend; return of capital framework, including the return of approximately 60 percent of excess cash flow to shareholders through a combination of dividends and share repurchases; expected closing timing of the Transaction; Crescent Point's 2023 production and development capital expenditures guidance; other information for Crescent Point's 2023 guidance, including capitalized administration, reclamation activities, capital lease payments, annual operating expenses and royalties; and return of capital outlook, including expected percentage of excess cash flow returned; base dividend, and the additional return of capital targeted as a percentage of discretionary excess cash flow.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022, and for the quarter ended June 30, 2023, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended June 30, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: transactional risk, financing risk, governmental and third party approvals and other similar types of risk associated with the Transaction; financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events and climate change; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this press release are Crescent Point's 2023 guidance in respect of capital expenditures and average annual production which is based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. The Company's return of capital framework is based on certain facts, expectations and assumptions that may change and, therefore, this framework may be amended as circumstances necessitate or require. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Reserves and Drilling Data

Where applicable, a barrels of oil equivalent ("boe") conversion rate of six thousand cubic feet of natural gas to one barrel of oil equivalent (6Mcf:1bbl) has been used based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the 6:1 conversion ratio, utilizing the 6:1 conversion ratio may be misleading as an indication of value.

There are numerous uncertainties inherent in estimating quantities of crude oil, natural gas and NGL reserves and the future cash flows attributed to such reserves. The reserve and associated cash flow information set forth above are estimates only. In general, estimates of economically recoverable crude oil, natural gas and NGL reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary materially. For these reasons, estimates of the economically recoverable crude oil, NGL and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues associated with reserves prepared by different engineers, or by the same engineers at different times, may vary. The Company's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

The Assets production of 23,500 boe/d consists of 70% light crude oil, 19% NGLs and 11% shale gas.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.